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Jonathan Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

July 14, 2022

Christopher D. Carlson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hartford Schroders Private Equity Fund, et al., File No. 812-15304

Dear Mr. Carlson:

We are writing in response to comments you provided electronically to me on April 11, 2022 with respect to an application pursuant to section 17(d) of the Investment Company Act of 1940 (the “Act”) and rule 17d-1 thereunder for an order permitting certain arrangements (the “Application”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2022 on behalf of Hartford Schroders Private Equity Fund and listed applicants (collectively, the “Applicants”). On behalf of the Applicants, we have reproduced your comments below and provided the Applicants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Application.

Comment 1.	To the extent the Commission issues a notice of the filing of the Application giving interested persons an opportunity to request a hearing on the matter, Applicants may wish to consider having interested persons serve Applicants with a copy of any hearing requests by e-mail. If Applicants would like to do so, please revise the Application to include an e-mail address (or e-mail addresses, if applicable) for Applicants below the physical address for them the Application. Please confirm supplementally that Applicants consent to the Commission including such e-mail address(es) in the notice of the Application.

Response 1.	The Applicants respectfully decline to make any changes in response to this comment.

Comment 2.	In the next amendment to the Application, please add all Applicants as co-filers of the Application on EDGAR.

Response 2.	The next amendment of the Application will include all Applicants as co-filers.

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Comment 3.	Please add a footnote to the end of the last sentence of the second paragraph on page 2 in Section I.A. of the Application with the following text:

“No Regulated Fund or Affiliated Investor that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to sections 17(d) of the Act and no entity that relies on another such order of the Commission will rely on this Order.”

Response 3.	The Application has been revised accordingly.

Comment 4.	In Section I.B. of the Application, on page 3:

a.	Define the capitalized terms “Existing Affiliated Investors” and “Applicants,” which are used but not defined in the Application.

b.	Disclose the relationship of the Existing Adviser, the Subadviser and the Sub-Subadviser. Based on these entities’ Form ADVs, it appears that neither the Subadviser nor the Sub-Subadviser is affiliated with the Existing Adviser. Please confirm whether the Subadviser and the Sub-Subadviser are an “affiliated person” (as defined in Section 2(a)(3) of the Act) of the Existing Adviser, and revise the application accordingly.

Response 4.	a.	The Application has been revised accordingly.

b.	The Subadviser and Sub-Subadviser are not affiliated persons of the Existing Adviser. The Application has been revised accordingly.

Comment 5.	In Section I.C. of the Application, beginning on page 3:

a.	If the Subadviser and the Sub-Subadviser are not affiliated persons of the Adviser, we note that including Subadviser and Sub-Subadviser in the defined term “Adviser” is not consistent with the precedent that Applicants used or more recent precedents of co-investment applications for exemptive relief that have been granted that included an unaffiliated subadviser to a regulated fund as one of the applicants for relief (see, e.g., the most recent applications filed by Calamos Hunt Alternative Income Fund, file no. 812-15204, Bain Specialty Finance, Inc. and Griffin Institutional Access Credit Fund, file no. 812-15222 and iCapital KKR Private Markets Fund, file no. 812-15194). Please revise the defined terms “Adviser,” “Future Adviser,” “Existing Affiliated Investors” and other relevant definitions and sections of

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the amended Application, including any changes in response to other staff comments, generally to be consistent with applicable precedent for co-investment applications that include one or more unaffiliated subadvisers as applicants. These revisions should also be consistent with the contemplated advisory and subadvisory arrangements that are referenced in the second paragraph of Section III.C. of the Application on page 14 regarding Applicants’ need for relief.

b.	In the definition of “Affiliated Investor,” unless the Subadviser or the Sub-Subadviser has an active CLO business, replace the existing text in clause (b) with the following: “any entity (i) whose investment adviser (and subadviser(s), if any) is an Adviser; (ii) that is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act; and (iii) intends to participate in the Co-Investment Transactions.”

c.	Please add “(as defined below)” after the initial references to the defined terms “Potential Co-Investment Transactions” and “Objectives and Strategies” in the definition of “Board-Established Criteria.”

d.	Please supplementally advise the staff what is meant by the term “relying adviser” in the definition of “Future Adviser,” whether any adviser or subadviser Applicant is a relying adviser, and the basis for any such entity to not register as an investment adviser under the Advisers Act.

e.	Please add “(treating any Regulated Fund as a BDC for this purpose)” before the period in the definition of “Required Majority.”

Response 5.	a.	We respectfully acknowledge the comment and note that the Existing Affiliated Investors in this Application are private funds that are advised by the Subadviser and its affiliates and not the Existing Adviser and its affiliates. Accordingly, the Subadviser is the equivalent of BCSF Advisors, LP in Bain Specialty Finance, Inc. and Griffin Institutional Access Credit Fund, file no. 812-15222 (the “Bain Application”) and the Existing Adviser is the equivalent of Griffin Capital Credit Advisor, LLC. The disclosure has been revised to be consistent with the Bain Application in all applicable respects based on the foregoing.

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b.	The Application has been revised accordingly.

c.	The Application has been revised accordingly.

d.	Relying advisers has the same meaning as provided in the instructions to Form ADV and refers to “[a]n investment adviser eligible to register with the SEC that relies on a filing adviser to file (and amend) a single umbrella registration on its behalf.” Neither the Subadviser or Sub-Subadviser are relying advisers. Please see the current Form ADVs for Schroder Investment Management North America Inc. (CRD No. 105820, SEC File No. 801-15834) and Schroders Capital Management (US) Inc. (CRD No. 145194, SEC File No. 801-69112). Schedule R of Form ADV for Schroders Capital Management (US) Inc. contains a list of relying advisers.

e.	The Application has been revised accordingly.

Comment 6.	In Section II.A. of the Application:

a.	Please delete the first full paragraph on the top of page 6.

b.	Update this section and other relevant sections of the Application to disclose the current registration status of the Fund.

c.	Please supplementally advise the staff as to whether the Fund plans to apply for exemptive relief to offer multiple classes of shares.

Response 6.	a.	The Application has been revised accordingly.

b.	The Application has been revised accordingly.

c.	The Fund may rely on exemptive relief to offer multiple classes of shares. Please see Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC (File No. 812-15004) Release No. 33632 (September 24, 2019).

Comment 7.	Please move the representations in Section II.B. of the Application on page 6 to Section II.A., to the extent these are not covered in that section of the Application or elsewhere, and delete Section II.B.

Response 7.	The Application has been revised accordingly.

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Comment 8.	Please delete the sentence “The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement” in the first paragraph of Section II.C. of the Application on page 6 and similar representations in Sections II.D. and II.E. of the Application on page 7.

Response 8.	The Application has been revised accordingly.

Comment 9.	Please replace the first paragraph of Section III of the Application on page 7 with the following to be consistent with applicable precedent:

“The Applicants respectfully request an Order of the Commission under Section 17(d) of the Act and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, the Regulated Funds and one or more Future Regulated Funds to be able to participate in Co-Investment Transactions with each other and one or more Affiliated Investors.”

Response 9.	The Application has been revised accordingly.

Comment 10.	Please add the following after the second paragraph in Section III of the Application on page 7:

“Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Investors did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Investors may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In

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section III.1.a below, Applicants first discuss the overall investment process that would apply to initial investments under the Order, as well as subsequent transactions with issuers. In sections III.1.c and III.1.d, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without reliance on the Order.”

Response 10.	The Application has been revised accordingly, including minor corrections to the section references in the proposed language.

Comment 11.	In Section III.A.1.(b) of the Application on page 9:

a.	In the first sentence of the first paragraph, delete the word “to” in the phrase “working through the applicable Investment Team to formulate a recommendation” and add a comma after “Investment Team.”

b.	Make the phrase “Investment Recommendation” lowercase.

c.	In the second paragraph, please replace the second sentence with the following:

“Each such allocation will be determined in accordance with the investment objective, investment strategy and constraints for each Regulated Fund and Affiliated Investor and in accordance with the applicable Adviser’s written allocation policies and procedures that are in accordance with the terms and conditions of this Application, have been approved by the Adviser’s board of directors and the implementation of which is overseen by the Adviser’s Chief Compliance Officer (“CCO”) and risk management team.”

d.	In the second paragraph after the sentence referenced in the comment above, add following text and footnote as a new sentence and footnote to restore representations that were deleted from precedent:

“Prior to the External Submission (as defined below) each proposed order amount may be adjusted in accordance with the applicable Adviser’s written allocation policies and procedures.[FN]

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[FN] The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.”

e.	In the fourth paragraph, replace the last sentence with the following for consistency with precedent:

“The Board of each Regulated Fund must approve the policies and procedures governing the allocation process, which will be monitored and reviewed by the relevant Adviser’s CCO and compliance staff.”

Response 11.	a.	The Application has been revised accordingly.

b.	The Application has been revised accordingly.

c.	The Application has been revised accordingly.

d.	The Application has been revised accordingly.

e.	The Application has been revised accordingly.

Comment 12.	In the first paragraph of Section III.A.2. of the Application on page 10, delete the rest of the second sentence after the phrase “vice versa” and the next three sentences.

Response 12.	The Application has been revised accordingly.

Comment 13.	In Section III.B.1. of the Application on page 13, please delete the parenthetical “(which for this purpose includes any subadviser)” in the last sentence of the second paragraph. Please also include, along with the revised text in footnote 12 of the Application on that page, the citations from the corresponding footnote 15 of the precedent application.

Response 13.	The Application has been revised accordingly.

Comment 14.	In footnote 15 of the Application on page 14, please limit citations to precedent to the five most recent applications that the Commission has noticed and ordered.

Response 14.	The Application has been revised accordingly.

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Comment 15.	In the first sentence of the last paragraph of Section IV.A. of the Application on page 16, please reinsert the footnote and text of footnote 20 from the precedent application at the end of the second sentence.

Response 15.	The Application has been revised accordingly.

Comment 16.	In the second paragraph of Section IV.B. of the Application on page 16, make “Regulated Fund” plural and replace “Pro Rate Dispositions” with “Pro Rata Dispositions” to be consistent with precedent.

Response 16.	The Application has been revised accordingly.

Comment 17.	In condition 15 in Section V of the Application on page 24, insert the word “same” before the phrase “percentages as the Regulated Fund’s other shareholders (not including the Holders).”

Response 17.	The Application has been revised accordingly.

Comment 18.	In footnote 21 on page 24 of the Application, replace the word “staff” with “Commission.”

Response 18.	The Application has been revised accordingly.

*        *        *        *        *

These changes will be reflected in Amendment No. 1 to the Application (the “Amendment”), to be filed via EDGAR, along with a .pdf file of the Amendment marked to indicate all changes. Should you have any questions regarding this letter, please contact me at (212) 641-5600.

Sincerely,

/s/ Jonathan Gaines

Jonathan Gaines

cc:	Thomas R. Phillips

John V. O’Hanlon

Alexander C. Karampatsos